U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB


                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                     CYOP SYSTEMS INTERNATIONAL INCORPORATED
                   (Formerly Triple 8 Development Corporation)
             (exact name of registrant as specified in its charter)


                                     NEVADA
         (State or other jurisdiction of incorporation or organization)


                                   98-0222927
                     (I.R.S. Employer Identification Number)


          2779 Lake City Way, Burnaby, British Columbia, V5A 2Z6 Canada
                    (Address of principal executive offices)


                            Telephone: (604)415-0444
                           (Issuer's telephone number)



        Securities to be registered pursuant to Section 12(g) of the Act:

                           Common Voting Equity Stock
                           --------------------------
                                (Title of Class)

                                TABLE OF CONTENTS


Item 1.  Description of Business..................................................................................3
   Business Development...........................................................................................3
   A Description of Our Business, Principal Products, Services and Markets........................................3
   Distribution Methods of our Products and Services..............................................................5
   Competitive Business Conditions and Our Competitive Position in the Industry...................................6
   Sources of Raw Material, Principal Suppliers...................................................................8
   Estimate of the Amount Spent During Each of the Two Last Fiscal Years on Research and Development Activities...8
   Number of Total Employees and Number of Full Time Employees....................................................9
Item 2.  Plan of Operation........................................................................................9
Item 3.  Description of Property.................................................................................10
Item 4.  Security Ownership of Certain Beneficial Owners and Management..........................................10
Item 5.  Directors and Executive Officers, Promoters and Control Persons.........................................11
Item 6.  Executive Compensation..................................................................................12
Item 7.  Certain Relationships and Related Transactions..........................................................12
Item 8.  Description of Securities...............................................................................13
PART II..........................................................................................................13
Item 1.  Market for our Common Equity and Related Stockholder Matters............................................13
Item 2.  Legal Proceedings.......................................................................................15
Item 3.  Changes in and Disagreements with Accountants...........................................................15
Item 4.  Recent Sales of Unregistered Securities.................................................................15
Item 5.  Indemnification of Directors and Officers...............................................................15
PART - FINANCIAL STATEMENTS......................................................................................16
PART III.........................................................................................................57
Item 1.  Index to Exhibits.......................................................................................57

ITEM 1.  DESCRIPTION OF BUSINESS

Business Development
--------------------

We were incorporated under the provisions of the General Corporation Act of the State of Nevada on October 29, 1999 as Triple 8 Development Corporation. We changed our name to CYOP Systems International Incorporated on November 2, 2000. We have not undergone any bankruptcy, receivership or similar proceedings.

On November 3, 2000, we entered into a share purchase agreement with the shareholders of CYOP Systems Inc. to acquire 100% of the issued and outstanding common shares of CYOP Systems. The negotiation for this acquisition was conducted at arm's length by our Chief Executive Officer, Mr. Keith Ebert. We issued 9,000,000 of our common shares in exchange for all of the issued and outstanding common shares of CYOP Systems. CYOP Systems' principal asset is its wholly owned subsidiary, Moshpit Entertainment Inc. All discussion of business operations in this Form 10SB relate to the operations of Moshpit Entertainment. Before acquiring CYOP Systems, we had not conducted any material operations.

Moshpit is a developer and provider of multimedia transactional technology solutions and services for the entertainment industry. Moshpit's range of products and services include financial transaction platforms for on-line video games, integrated e-commerce transaction technology for on-line merchants, publishing and distribution of music and animated film, and knowledge exchange through on-line education.

A Description of Our Business, Principal Products, Services and Markets
-----------------------------------------------------------------------

Our business model is built on an e-commerce transaction system applied to innovative market niches and existing strong markets in the entertainment industry. Our CYOP transaction network is the backbone to all existing and future ventures and is critical to providing seamless revenue streams and integrated business practices. The key to our products and services is the transactional engine that powers our e-commerce infrastructure. This transactional engine consists of in-house developed software.

Play-For-Pay Tournaments

The concept of professional video gaming is a widely anticipated expansion in the video game industry. Local area network game tournaments are sponsored which generate hundreds of thousands of dollars in top prizes for contestants. We have an infrastructure which we refer to as the Bloodmoney Universe to develop this trend of playing video games for money through the establishment of financial gaming accounts for members which allow contestants to compete in multi-player tournaments 24 hours a day, against people from around the world.

Our network is a transactional platform that links game players to a network of Internet servers that are hosting play-for-pay tournaments. Our network allows Bloodmoney Universe members to convert money in their financial account into game credits and compete in these tournaments. Successful competitors receive a percentage of tournament entry fees automatically deposited into their accounts.

Our Bloodmoney Universe generates three core revenue streams: membership fees, play-for-pay network maintenance fees, and credit card processing fees.

Membership Fees

Much like a sporting facility, we provide a number of membership services for our members through the Bloodmoney Universe; higher paying members receive greater services such as lower credit card processing fees. The Bloodmoney Universe is a complete virtual world with a story line, characters, game information, links, shopping, music, etc. where members can accumulate, spend or cash out their credits.

Network Maintenance Fees

One of our divisions, CYOP studios, manages the games and tournament servers in the Bloodmoney Universe. Members wishing to compete in tournaments of skill for money are charged a network maintenance fee each time they access a play-for-pay tournament. The network maintenance fee is split between CYOP Systems, game developers and game server operators.

Credit Card Processing Fees

Our transaction network receives credit card processing fees for every deposit of cash into a member's financial account. This e-commerce transactional network is also the backbone for additional ventures which stem from the Bloodmoney Universe.

Non-Competitive Strategy

We are committed to the Linux open source movement, which allows our members to share and contribute to the development of games. Our members will have access to all information surrounding game development and game hosting. All resources are available to members except the technology behind our processing network.

We allow members to use our technology to become play-for-pay game developers and game server operators. This open source strategy creates new business and integrates and binds members to our transaction network.

We developed the Bloodmoney Universe as a new playing field for the growing number of people playing games on-line.

How We Plan to Expand Our Business Model
----------------------------------------

The video game industry has many players. One of the biggest setbacks for talented game developers is finding a distribution channel to expose their games to a target market. As a solution for these developers, we have created a division, CYOP studios, to act as a distribution network within the Bloodmoney Universe. Through our entertainment network CYOP studios will promote Bloodmoney Universe games.

We will also be developing Big Deal Mall as an on-line shopping network where members can use credits or cash to purchase products straight out of their financial game accounts.

On-line shopping portals are numerous and it is difficult to create customer loyalty. As a product retailer accessing a specific, vertical market through an established membership base, big deal mall possesses potential to profit and expand into other product categories through customer evaluation strategies. We are developing a licensing plan for big deal mall's on-line merchant processing technology allowing business to set up their own e-commerce system through our transaction network.

Our information technology oriented audience creates a unique position for us to enter the growing on-line education market with a strong focus on technical and game development courses. Know University is powered by our transaction network, offering fee and credit-based courses for members as well as the opportunity for members to create and host their own tutorials.

This self-evolving model similar to the philosophy of the entire entertainment network creates a knowledge exchange environment that expands into a wide variety of subjects. The Know University infrastructure will be licensed out to other on-line educators and institutions as a means to bring their content on-line.

We are launching into the on-line music industry with a unique sales and distribution model. The Music Thing is a promotion and distribution portal for digital media on-line that provides a simple and profitable means for artists to distribute their music and an easy way for members to obtain music and artist-related content.

As with all our ventures, the Music Thing will involve cross-marketing within our transaction network. The Music Thing is integrated to our network following subscription-based and direct purchase models. The backend technology will also be licensed out to record companies and labels as a business model for distribution of their content on-line.

The key to the success of our business plan is the development of a sense of community where members can interact, learn and be entertained. Our network is not just a portal to play games for money, although this service alone should generate members. We are a complete, self-evolving virtual world with a story-line, interactive chat features and clubs, comic strips, knowledge exchange, shopping network, and music and game downloads and distribution that are all interconnected through member's accounts.

Distribution Methods of our Products and Services.
-------------------------------------------------

Our product of providing on-line access to pay-for-play video gaming is not distributed in the conventional sense. Rather, video gamers log on to our internet site and register at one of the membership levels to enter play. We expect that news of our unique site and pay-for-play concept will spread quickly through the on-line gaming community. We also propose to advertise at venues such as the computer game developers conference, electronic entertainment exposition and various on-line traditional video game sites. Word of mouth and our targeted marketing plan will effectively be the way our product is distributed.

Competitive Business Conditions and Our Competitive Position in the Industry
----------------------------------------------------------------------------

Video games have often been dismissed as a rudimentary form of entertainment - lacking the glitz and glamour of Hollywood and prime time television. But, over the past few years, the games industry has been growing faster than any other part of the entertainment business. In terms of revenues, it is now running neck-and-neck with the movie box office. Movies still make much more money once television sales, videos and licensing deals are included.

The video game industry can be segregated into three main technology areas: game developers, platform developers, and game server operators. Game developers create games to be played on different platforms such as those developed by Sony, Sega and Nintendo, on personal computers or on arcade machines. With the introduction of the Internet, games are now hosted on servers where players from around the world log in and play.

In a recent report by Forrester Research, "Pervasive Gaming Goes Mainstream", August, 2000, it was found that 80% of game companies expect broadband-connected consoles to be the dominant home game platform by 2003. The Forrester Report suggests that next generation consoles are on route to become "an entire home entertainment system, encompassing games to Web browsing to eCommerce."

Internet-enabled consoles are ushering in a new generation of interactive gaming with technology that utilizes the Internet to create new dimensions in interactive gaming and which will transform the entertainment industry. The report outlines three evolutionary changes in technology that will create pervasive gaming:

         1.      Platforms will connect to the Internet and control TVs.
         2.      Pipes will deliver content at the speed of Broadband.
         3.      People will seamlessly segue from playing games to watching TV.

These changes will force new business models within the industry such as subscription and pay-per-use revenue streams. Advertising revenue will also increase substantially as interactive media advances technologically. Estimates of retail, hardware, subscription/pay-per-use, advertising and product placement sales put total games revenue at near 30 billion dollars by 2005.

Target Market

The myth that most gamers are children also seems to defy the changing gaming demographics. In reality, nearly 75% of PC gamers are adults, with only 30% being under the age of 18. The Forrester Report indicates that 25% of the on-line population plays games on-line, 49% are women and 51% are men, and they have a median age of 39. On-line gamers generate an average yearly income of $49,000 US/year and play an average of 13 hours/week.

Industry Players

Console Developers

The video game industry has some giants that are a dominant force in the marketplace. Sega, Sony, and Nintendo dominate the game platform market with a projected 80% by 2003. Microsoft has recently entered the console market with its Xbox and may become a dominate player in the next few years.

Publishers/Game Developers

Electronic Arts, headquartered in Redwood City, California, is the world's leading interactive entertainment software company. Founded in 1982, Electronic Arts posted revenues of more than $1.2 billion for fiscal 1999. The company develops, publishes and distributes software worldwide for personal computers and video game systems such as the PlayStation(R) and Nintendo(R) 64.

Blizzard Entertainment(R) is a premier publisher of entertainment software. Since establishing the Blizzard label in 1994, the company has quickly become one of the most popular and well respected makers of computer games. With blockbuster hits including the Warcraft (R) series, the Diablo. series, and StarCraft., the company has enjoyed back-to-back number-one selling games, as well as consecutive Game of the Year awards. Blizzard Entertainment operates a free online game service, Battle.net(R); the largest in the world with millions of active users.

As a known leader in the industry and one of the world's leading developers of best selling software, id Software has forged frenetic titles such as Wolfenstein 3-D, DOOM, DOOM II, QUAKE, and QUAKE II. With intense graphics and mind-blowing adventure, id creates frenzied demands worldwide and continues to break retail and shareware sales records. id has proven itself to be genius at more than just software development. Using non-traditional means of product distribution, shareware channels, online services, and the Internet . id has helped to create a new way to market computer games. id's tittles have become cultural phenomenon inspiring other developers while spawning mainstream licensing agreements for movie and book series . id games have been featured on prime time TV shows such as Friends and ER and in the movies The Net, Congo and Gross Point Blank.

Game Server Operators

On-line, multi-player games allow for the game player to link to game servers hosting the game. These game servers constitute any corporation or anyone with a server that wishes to host a game. Game server operators have not had a revenue generating model beyond providing a web portal where game players can log on and search for different games being hosted. The best estimate for the number of game servers today is the Championship League or CLQ which now monitors 218,660 servers and 10,830,173 players on-line.

Professional (for money) Video Game Leagues

Professional video gaming is a new concept that is gaining momentum within the video game industry. Two organizations have evolved to cultivate this new trend.

The Cyberathlete Professional League (CPL) was founded on June 26, 1997. The CPL is a computer gamer's league attempting to transform computer game competitions into a professional sport. The CPL attracts thousands of gamers to its live events and hundreds of thousands of spectators, both live and online. The CPL sets up physical local area network tournaments and receives sponsorship financing. Through its various sponsors, the CPL awards tournament winners as much as $150,000 in cash prizes. The CPL events feature: professional computer game tournaments, large spectator arenas, amateur local area network competitions, hardware and software exhibitions and occasionally a variety of workshops.

Online Athletes (OLA) is member-based professional game league. Members are charged a $25/year membership fee which gives them a registered server. The league monitors play and distributes cheques to top players each week based on performance.

CYOP Systems and the Video Game Industry

CYOP Systems is positioning itself as an asset to all industry players through its integrated transaction technology. The Bloodmoney Universe is a complete entertainment network where game players can access and play their favorite games for real money distributed to them via their electronic accounts.

Game console developers are creating web browser capabilities within their next generation systems that will enable players to connect to the Bloodmoney Universe.

Transaction technology within the Bloodmoney Universe creates a means by which game developers can create play-for-pay versions of their games. Developers can utilize the Bloodmoney Universe audience to market and promote their games.

CYOP Systems has created a new business model for game server operators. By simply hosting Bloodmoney Universe games from their server, anyone can host play-for-pay video games, generating a significant additional source of revenue.

Professional game leagues are limited to physical tournament settings or reliance on sponsorships for financing. The Bloodmoney Universe creates a 24 hour market of interactive video gaming where players enter tournaments through their own financial accounts and accumulate credits that can be converted back into cash.

Sources of Raw Material, Principal Suppliers
--------------------------------------------

The raw material for the development of our products comes from the imagination and intellect of our in-house software developers. These are the same individuals Moshpit has relied on in the development of its first play-for-pay online video game Urban Mercenary and for the development of our e-commerce transaction network. None of our product development is sourced to outside contractors or sub-contractors nor are we dependent on any other person or company for the supply of goods and services to continue the development of our products.

Estimate  of the  Amount  Spent  During  Each of the Two  Last  Fiscal  Years on
--------------------------------------------------------------------------------
Research and Development Activities
-----------------------------------

During the period October 1, 1999 (commencement of operations) to September 30, 2000, we incurred software development costs totalling $485,609.

Number of Total Employees and Number of Full Time Employees
-----------------------------------------------------------

We have 37 full time employees who hold the following positions:

             ------------------------------------------------------
                 22        Programmers
             ------------------------------------------------------
                  1        President
             ------------------------------------------------------
                  1        Vice President
             ------------------------------------------------------
                  1        Customer Service Representative
             ------------------------------------------------------
                  2        System Administrators
             ------------------------------------------------------
                  2        Creative Writers
             ------------------------------------------------------
                  1        Building Manager
             ------------------------------------------------------
                  2        Marketing Representatives
             ------------------------------------------------------
                  1        Human Resource Manager
             ------------------------------------------------------
                  1        Sound Studio Engineer
             ------------------------------------------------------
                  1        Tester
             ------------------------------------------------------
                  1        Project Manager
             ------------------------------------------------------
                  1        Web Designer
             ------------------------------------------------------
                  1        Accounting
             ------------------------------------------------------

ITEM 2.  PLAN OF OPERATION

To date, we have not earned revenues as we have been developing our product for market launch. Management has financed our operations to date and will continue to do so for the next 12 months or until such time as we are able to raise equity or debt financing privately or through a public listing.

We anticipate expanding our staff from 47 to 60 persons in the next 12 months. We do not expect to acquire any material physical assets or significant equipment in the next 12 months.

In the next 12 months, we will launch our first pay-for-play online video game, Urban Mercenary. We will be implementing an aggressive on-line and off-line marketing strategy aimed at game development companies, game publishers and server operators seeking their participation in our e-commerce based pay-for-play product. We will be attending the two largest industry trade shows in the next 12 months namely the game development conference and electronic entertainment expo. The game developers conference brings together leading game programmers, artists, audio engineers, producers and others who gather annually to exchange ideas to network and to shape the future of video games. The game developers conference features over 200 exhibitors demonstrating the latest technologies, services and products essential to video game development. The electronic entertainment expo is also the venue used by industry to launch new products. Over 55,000 retailers, developers, investors and analysts meet for the three most intense days of the interactive entertainment year.

We are preparing for an aggressive marketing campaign at both the game development conference and electronic entertainment expo to introduce the industry to our pay-for-play network and our flagship video game, Urban Mercenary. Our presentation will include a full local area network tournament set up for demonstration of our pay-for-play tournament.

ITEM 3.  DESCRIPTION OF PROPERTY

We maintain an office at 2779 Lake City Way, Burnaby, British Columbia, Canada. This is leased office space of approximately 4,400 square feet which houses our current operations.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information regarding the beneficial ownership of our common stock as of February 13, 2001 by:

         * each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock,

         *        each of our directors and named executive officers, and

         *        all of our directors and executive officers as a group.


                            NAME AND ADDRESS                 AMOUNT AND NATURE              PERCENT
TITLE OF CLASS              OF BENEFICIAL OWNER              OF BENEFICIAL OWNER            OF CLASS
--------------              -------------------              -------------------            --------
$.0001 Par Value            Keith Ebert                      2,500,000 common shares              8.5%
Common Stock                Suite 2901                       Direct Ownership
                            1201 Marinaside Cres.
                            Vancouver, B.C.
                            V6Z 2V2

$.0001 Par Value            Greenday Inc.                    4,000,000 common shares             13.6%
Common Stock                Suite 29 - 1st Floor             Direct Ownership
                            Beckwith Mall
                            Lower Broad Street
                            Bridgetown, Barbados

$.0001 Par Value            Andrea Carley                    500,000 common shares                1.7%
Common Stock                2779 Lake City Way               Direct Ownership
                            Burnaby, B.C.
                            V5A 2Z6

$0.001 Par Value            Mitch White                      500,000 common shares                1.7%
Common Stock                2779 Lake City Way               Direct Ownership
                            Burnaby, B.C.
                            V5A 2Z6

$0.001 Par Value            Caska Trust                      1,250,000 common shares              2.4%
Common Stock                Suite 29 - 1st Floor             Direct Ownership
                            Beckwith Mall
                            Lower Broad Street
                            Bridgetown, Barbados

$0.001 Par Value            Jazzco Trust                     1,250,000 common shares              2.4%
Common Stock                Suite 29 - 1st Floor             Direct Ownership
                            Beckwith Mall
                            Lower Broad Street
                            Bridgetown, Barbados

$0.001 Par Value            Lancaster Estate Trust           1,500,000 common shares              5.3%
Common Stock                Suite 29 - 1st Floor             Direct Ownership
                            Beckwith Mall
                            Lower Broad Street
                            Bridgetown, Barbados

$.0001 Par Value            Management as a Group            2,500,000 common shares              8.5%
Common Stock

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of our common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, the persons or entities named in the table above have sole voting and investment power with respect to all shares indicated as beneficially owned by them.

Changes in Control. We are not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403(c) of Regulation S-B.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Our directors and principal executive officers are as follows:

        NAME                       AGE           POSITION
        ----                       ---           --------
        Keith Ebert                35            Director, C.F.O. and President

Biographical Information on our Officers and Directors:

Resumes
-------

Keith Ebert was appointed to his positions on October 30, 1999. He devotes his time to our business affairs on an as needed basis which he expects to be approximately ten hours per week.

Mr. Ebert is a qualified Mechanical Engineer BA Sc., MECH (UBC) (1987). For the two years preceding the date of this registration form, Mr. Ebert has been self employed managing his investment portfolio. Mr. Ebert worked for Marleau, Lemire Securities Inc. from February, 1993 to July, 1995 as manager of North American West Coast institutional sales. Mr. Ebert worked for C.M. Oliver & Co. Ltd. from July, 1995 to May, 1997 as manager of North American West Coast institutional sales. Marleau, Lemire Securities Inc. and C.M. Oliver & Co. Ltd. were broker dealers registered by the Investment Dealers Association of Canada. Mr. Ebert has diverse corporate finance experience across a broad spectrum of industries ranging from technology to resource. In addition to being a qualified mechanical engineer, Mr. Ebert has passed the Canadian Investment Dealers Association's branch manager's exam and partners, directors and officers' exam. Mr. Ebert acted as branch manager of C.M. Oliver & Co. Ltd. in London, England from October, 1995 to January, 1997.

ITEM 6.  EXECUTIVE COMPENSATION

Our C.E.O., C.F.O. and Secretary, Mr. Keith Ebert, receives no cash compensation from our company. On November 1, 1999, Mr. Ebert received 2,250,000 of our common shares valued at $0.001 per share in consideration for his services in helping to set up our company and for managing our operations. Mr. Ebert will receive no additional compensation from our company for his services.

Mr. Stephen White and Mr. A.J. Morand who are the President and Vice-President of our subsidiary, Moshpit Entertainment, respectively, received cash salaries of $38,500 each during the last fiscal year of Moshpit Entertainment.

-----------------------------------------------------------------------------------------------------------------------
                                          SUMMARY COMPENSATION TABLE
-----------------------------------------------------------------------------------------------------------------------
                                                                             Long Term Compensation
-----------------------------------------------------------------------------------------------------------------------
                                        Annual Compensation                    Awards            Payouts
-----------------------------------------------------------------------------------------------------------------------
        (a)             (b)         (c)        (d)         (e)           (f)           (g)          (h)         (i)
-----------------------------------------------------------------------------------------------------------------------
                                                                                                                All
                                                          Other      Restricted    Securities                  Other
                                                       Annual Comp-     Stock      Underlying       LTIP       Comp-
    Name and                      Salary      Bonus      ensation     Award(s)     Option/SARs    Payouts    ensation
Principal Position     Year         ($)        ($)         ($)           ($)           (#)          ($)         ($)
-----------------------------------------------------------------------------------------------------------------------
Keith Ebert,          12           $0.00      $0.00       $0.00         $0.00           0          $0.00       $0.00
C.E.O., C.F.O.,       months
Secretary,            ended
President and         Nov.
Director              30, 2000
-----------------------------------------------------------------------------------------------------------------------

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Our Chief Executive Officer and director, Mr. Keith Ebert, is also the promoter of our company. On November 1, 1999, Mr. Ebert received 2,250,000 of our common shares valued at $0.001 per share ($2,250.00) in consideration for his services in helping to set up our company and for managing our operations.

On November 3, 2000 we acquired 100% of the issued and outstanding common shares of CYOP Systems Inc. The former shareholders of CYOP Systems Inc. now collectively own 9,000,000 of our 28,223,000 issued common shares or 31.8% of our company. Certain of the former shareholders of CYOP Systems Inc. are independently managed trusts. The following individuals are potential beneficiaries of the trusts in the event of a distribution of property:

NAME OF FORMER CYOP             NUMBER OF CYOP               NUMBER OF CYOP               NAME OF POTENTIAL
SYSTEMS INC. SHAREHOLDER        SYSTEMS INC.                 SYSTEMS INTERNATIONAL        BENEFICIAL OWNER
                                SHARES FORMERLY HELD         INCORPORATED SHARES
                                                             RECEIVED
Greenday Inc.                        8,000,000                    4,000,000               Mitch White
Andrea Carley                        1,000,000                      500,000               Andrea Carley
Mitch White                          1,000,000                      500,000               Mitch White
Caska Trust                          2,500,000                    1,250,000               Stephen White
Jazzco Trust                         2,500,000                    1,250,000               A.J. Morand
Lancaster Estate Trust               3,000,000                    1,500,000               Richard Gallo

ITEM 8.  DESCRIPTION OF SECURITIES.

Our authorized capital stock consists of 100,000,000 shares, of common stock, par value $.0001 per share. There are 28,223,000 shares of common stock issued and outstanding as of the date of this filing.

Common Stock
------------

All shares of common stock have equal voting rights and are entitled to one vote per share in all matters to be voted upon by shareholders. Our shares have no pre-emptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of our issued shares represented at any meeting where a quorum is present will be able to elect the entire Board of Directors. In that event, the holders of the remaining shares of common stock will not be able to elect any directors. In the event of liquidation, each shareholder is entitled to receive a proportionate share of our assets available for distribution to shareholders after the payment of liabilities and after distribution of preferred amounts. All shares of our common stock issued and outstanding are fully paid and non-assessable. Holders of stock are entitled to share pro rata in dividends and distributions with respect to the common stock out of funds legally available for that purpose.

                                     PART II

ITEM 1.  MARKET FOR OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

There is no trading market for our common stock. There has been no trading market to date. Management has not discussed market making with any market maker or broker dealer. We cannot guarantee that a trading market will ever develop or if a market does develop, that it will continue.

Market Price
------------

Our common stock is not quoted at the present time. The Securities and Exchange Commission has adopted a rule that established the definition of a "penny stock," as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

* that a broker or dealer approve a person's account for transactions in penny stocks; and

* the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must

* obtain financial information and investment experience and objectives of the person; and

* make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule relating to the penny stock market, which, in highlight form,

* sets forth the basis on which the broker or dealer made the suitability determination; and

* that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

As of the date of this registration statement, 4,700,000 of our shares are eligible for sale under Rule 144 of the Securities Act of 1933. In general, under Rule 144, a person who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding common shares or the average weekly trading volume during the four calendar weeks before such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of our company.

Holders
-------

There are fifty three (53) holders of our common stock.

Dividends
---------

We have not paid any dividends to date, and have no plans to do so in the immediate future.

Transfer Agent
--------------

Our transfer agent is The Nevada Agency and Trust Company of Suite 880, Bank of America Plaza, 50 West Liberty Street, Reno, Nevada, 89501.

ITEM 2.  LEGAL PROCEEDINGS.

There is no litigation pending or threatened by or against us.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

There have been no changes and/or disagreements with any accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

On November 1, 1999, we issued 2,450,000 common shares at $0.001 per share to 44 U.S. non-resident subscribers under Regulation S. None of the offerees or purchasers are U.S. persons as defined in Rule 902(k) of Regulation S, and no sales efforts were conducted in the U.S., in accordance with Rule 903(c). Subscribers to the offering acknowledge that the securities purchased must come to rest outside the U.S., and the certificates contain a legend restricting the sale of such securities until the Regulation S holding period is satisfied in accordance with Rule 903(b)(3)(iii)(A). The transfer agent was provided with stop transfer instructions.

We issued 2,250,000 common shares at a deemed price of $0.001 per share to Mr. Keith Ebert on November 1, 1999. Mr. Ebert was issued these shares in consideration for his services in organizing the Company, acting as officer and director and seeking an acquisition. The value of the services rendered is $2,250. We relied on the exemption contained in Regulation S of the Securities Act of 1933.

On November 3, 2000, we issued 9,000,000 common shares to the shareholders of CYOP Systems Inc. in consideration for all of the issued and outstanding common shares of CYOP Systems Inc. We relied on the exemption contained in Regulation S of the Securities Act of 1933.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article VI of our Bylaws states certain indemnification rights. Our Bylaws provide that we possess and may exercise powers of indemnification for officers, directors, employees, agents and other persons. Our Board of Directors is authorized and empowered to exercise all of our powers of indemnification, without shareholder action. Our assets could be used to satisfy any liabilities subject to indemnification.

                          PART - FINANCIAL STATEMENTS

CYOP SYSTEMS INTERNATIONAL
INCORPORATED
(formerly Triple 8 Development Corporation)
(A development stage company)

Financial Statements
(EXPRESSED IN U.S. DOLLARS)
September 30, 2000





INDEX
-----

Report of Independent Accountants

Balance Sheets

Statement of Stockholders' Deficiency

Statements of Operations

Statements of Cash Flows

Notes to Financial Statements

                 [MOORE STEPHENS ELLIS FOSTER LTD. LETTERHEAD]



REPORT OF INDEPENDENT ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS

CYOP SYSTEMS INTERNATIONAL INCORPORATED
(formerly Triple 8 Development Corporation)
(A development stage company)


We have audited the balance sheets of CYOP SYSTEMS INTERNATIONAL INCORPORATED (formerly Triple 8 Development Corporation) ("the Company") (a development stage company) as at September 30, 2000 and the related statements of stockholders' deficiency, operations and cash flows for the period from October 29, 1999 (inception) to September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2000 and the results of its operations and cash flows for the period from October 29, 1999 (inception) to September 30, 2000 in conformity with generally accepted accounting principles in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates, among other things, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As discussed in Note 1 to the financial statements, the continued operations of the Company as a going concern is dependent on its ability to search for a suitable business to merge with or acquire. The Company also has a net capital deficiency. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are described in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Vancouver, Canada                             "MOORE STEPHENS ELLIS FOSTER LTD."
December 12, 2000                                   Chartered Accountants

CYOP SYSTEMS INTERNATIONAL INCORPORATED
(formerly Triple 8 Development Corporation)
(A development stage company)

Balance Sheet
September 30, 2000
(EXPRESSED IN U.S. DOLLARS)
---------------------------------------------------------------------------------------------------------------------------

ASSETS

CURRENT
  Cash and cash equivalents                                                                                 $        2,405
===========================================================================================================================

LIABILITIES

CURRENT
  Accounts payable and accrued liabilities                                                                  $        4,000
---------------------------------------------------------------------------------------------------------------------------

INCORPORATION AND CONTINUANCE OF OPERATIONS (Note 1)

STOCKHOLDERS' (DEFICIENCY)

SHARE CAPITAL
  Authorized:
           100,000,000 common shares with a par value of $0.0001 per share
  Issued and outstanding
            19,223,000 common shares (note 6a)                                                                       1,922

ADDITIONAL PAID-IN CAPITAL                                                                                           2,778

DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE                                                                    (6,295)
---------------------------------------------------------------------------------------------------------------------------

TOTAL STOCKHOLDERS' (DEFICIENCY)                                                                                    (1,595)
---------------------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIENCY)                                                            $        2,405
===========================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.



/s/ Keith Ebert
---------------------------
Keith Ebert, Sole Director

CYOP SYSTEMS INTERNATIONAL INCORPORATED
(formerly Triple 8 Development Corporation)
(A development stage company)

Statement of Stockholders' Deficiency
For the period from June 20, 2000  (inception) to September 30, 2000
(EXPRESSED IN US DOLLARS)
---------------------------------------------------------------------------------------------------------------------------

                                                                                     Compre-                                  Total
                                          Common stock              Additional       hensive                                 Stock-
                                   ------------------------------      paid-in        income            Deficit            holders'
                                         Shares         Amount         capital        (loss)        accumulated        (deficiency)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, October 29, 1999                     -       $      -        $     -      $       -     $            -      $            -

Shares allocated for cash on
  November 1, 1999 and issued
  on February 29, 2000               10,020,500          1,002          1,448              -                  -               2,450

Shares allocated for services on
   November 1, 1999 and issued
   on February 29, 2000               9,202,500            920          1,330              -                  -               2,250

Comprehensive income
  - net (loss) for the period                 -              -              -        (6,295)            (6,295)              (6,295)
------------------------------------------------------------------------------------------------------------------------------------

Comprehensive income (loss)                                                        $ (6,295)
                                                                              ===============


BALANCE, September 30, 2000          19,223,000       $  1,922        $ 2,778                    $      (6,295)      $      (1,595)
==============================================================================               =======================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CYOP SYSTEMS INTERNATIONAL INCORPORATED
(formerly Triple 8 Development Corporation)
(A development stage company)

Statement of Operations
(EXPRESSED IN U.S. DOLLARS)

--------------------------------------------------------------------------------------------------------------------------
                                                                                                         October 29, 1999
                                                                                                           (inception) to
                                                                                                             September 30
                                                                                                                     2000
--------------------------------------------------------------------------------------------------------------------------
EXPENSES
  Audit                                                                                                 $           2,500
  Legal and other professional fees                                                                                 1,500
  Office and miscellaneous                                                                                          2,295
--------------------------------------------------------------------------------------------------------------------------

NET (LOSS) FOR THE PERIOD                                                                                          (6,295)
==========================================================================================================================

(LOSS) PER SHARE
  Basic and diluted                                                                                     $           (0.00)
==========================================================================================================================

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING
    Basic and diluted                                                                                          19,223,000
==========================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CYOP SYSTEMS INTERNATIONAL INCORPORATED
(formerly Triple 8 Development Corporation)
(A development stage company)

Statements of Cash Flows
(EXPRESSED IN U.S. DOLLARS)

---------------------------------------------------------------------------------------------------------------------------
                                                                                                          October 29, 1999
                                                                                                            (inception) to
                                                                                                              September 30
                                                                                                                      2000
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
  Net (loss) for the period                                                                               $         (6,295)
  Changes in assets and liabilities:
    - accounts payable and accued liabilites                                                                         6,250
---------------------------------------------------------------------------------------------------------------------------

                                                                                                                       (45)
---------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Shares issued for cash                                                                                             2,450
---------------------------------------------------------------------------------------------------------------------------

INCREASE IN CASH AND CASH EQUIVALENTS                                                                                2,405

CASH AND CASH EQUIVALENTS, beginning of period                                                                           -
---------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, end of period                                                                  $          2,405
===========================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CYOP SYSTEMS INTERNATIONAL INCORPORATED
(formerly Triple 8 Development Corporation)
(A development stage company)

Notes to Financial Statements
September 30, 2000
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

1.       INCORPORATION AND CONTINUANCE OF OPERATIONS

         The Company was incorporated under the laws of the State of Nevada to engage in any lawful business or activity for which corporations may be organized under the laws of the State of Nevada. The Company changed its name to CYOP Systems International Incorporated on October 30, 2000. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 7 "Accounting and Reporting by Development Stage Companies", the Company is deemed to be in the Development Stage.

         These financial statements have been prepared using the generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The general business strategy of the Company is to search for a suitable business to merge with or acquire. The Company's management plans on advancing funds on an as needed basis and in the longer term, deriving cash from revenue from the operations of the merger or acquisition candidate, if found. The ability of the Company to continue as a going concern is dependent on these additional management advances, and, ultimately, upon achieving profitable operations through a merger or acquisition candidate. These financial statements do not include any adjustments that might result from this uncertainty.

2.       SIGNIFICANT ACCOUNTING POLICIES

         (a)      Accounting Estimates

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

         (b)      Cash Equivalents

                  Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased. As at September 30, 2000, cash and cash equivalents consist of cash only.

         (c)      Foreign Currency Transactions

                  The Company maintains its accounting records in its functional currencies (i.e., U.S. Dollars). Foreign currency transactions are translated into their functional currency in the following manner.

CYOP SYSTEMS INTERNATIONAL INCORPORATED
(formerly Triple 8 Development Corporation)
(A development stage company)

Notes to Financial Statements
September 30, 2000
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         (c)      Foreign Currency Transactions (continued)

                  At the transaction date, each assets, liabilities, revenue and expense is translated into the functional currency by the use of exchange rate in effect at that date. At the period end, monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

         (d)      Income Taxes

                  The Company has adopted SFAS No. 109, "Accounting for Income Taxes", which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The effect on deferred income tax assets and liabilities of a change in income tax rates is included in the period that includes the enactment date.

         (e)      Accounting for Derivative Instruments and Hedging Activities

                  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and
                  Hedging Activities". SFAS No, 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

                  The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

CYOP SYSTEMS INTERNATIONAL INCORPORATED
(formerly Triple 8 Development Corporation)
(A development stage company)

Notes to Financial Statements
September 30, 2000
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         (f)      Reporting on Costs of Start-Up Activities

                  In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities", which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle.

                  The Company has adopted SOP 98-5 and charged all start-up costs incurred during the period to expenses.

         (g)      Comprehensive Income

                  The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders' Equity. Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners. SFAS No. 130 did not change the current accounting treatments for components of comprehensive income.

         (h)      Financial Instruments and Concentration of Risks

                  Fair value of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

                  The carrying value of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair value because of the short-term maturity of these instruments. Management is of the opinion that the Company is not exposed to significant interest, credit, or currency risks arising from these financial statements.

CYOP SYSTEMS INTERNATIONAL INCORPORATED
(formerly Triple 8 Development Corporation)
(A development stage company)

Notes to Financial Statements
September 30, 2000
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         (i)      Stock-Based Compensation

                  The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-based Compensation". SFAS No. 123 encourages, but does not require, companies to adopt a fair value based method for determining expense related to stock-based compensation. The Company accounts for stock-based compensation issued to employees and directors using the intrinsic value method as prescribed under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations.

         (j)      Loss Per Share

                  Loss per share is computed using the weighted average number of shares outstanding during the period. The Company has adopted SFAS No. 128, "Earnings per share". Diluted loss per share is equal to the basic loss per share.

3.       RELATED PARTY TRANSACTION

         During the period, the Company issued 9,202,500 common shares at a deemed value of $2,250 to a director of the Company in exchange for services rendered.

4.       NON-CASH FINANCING ACTIVITIES

         See Note 3.

5.       INCOME TAXES

         At September 30, 2000, the Company has an estimated net operating loss carryforward of $7,800, expiring in 2014 if not offset against future federal taxable income. There may be certain limitations as to the future annual use of the estimated net operating loss carryforward due to certain changes in the Company's ownership.

         The tax effect of temporary differences that give rise to the Company's deferred tax assets (liabilities) are as follows:

                 Estimated net operating loss carryforwards      $        2,700
                 Less: valuation allowance                               (2,700)
                 --------------------------------------------------------------

                                                                 $            -
                 ==============================================================

CYOP SYSTEMS INTERNATIONAL INCORPORATED
(formerly Triple 8 Development Corporation)
(A development stage company)

Notes to Financial Statements
September 30, 2000
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

6.       SUBSEQUENT EVENTS

         (a) Subsequent to September 30, 2000, the Company increased its number of issued and outstanding common shares to 19,223,000 shares by a forward split on a one for 4.09 basis on its 4,700,000 common shares issued and outstanding at period end. The par value of the common shares after the forward split is $0.0001 per share. The forward split is deemed to have taken effect on November 1, 1999. All share data have been restated to reflect retroactively the effects of the split.

         (b) Subsequent to the period end, the Company entered into a share purchase agreement with the shareholders of CYOP Systems Inc. of Barbados to acquire 100% of the issued and outstanding common shares of CYOP Systems Inc. in consideration for 9,000,000 post split common shares of the Company.

         (c) Subsequent to the period end, the Company changed its name to CYOP Systems International Incorporated.

MOSHPIT ENTERTAINMENT INC.
(A development stage company)
(formerly Bigmouse Information Systems Inc.)

Financial Statements
(EXPRESSED IN U.S. DOLLARS)

September 30, 2000 and December 31, 1999



INDEX
-----

Report of Independent Accountants

Balance Sheets

Statement of Stockholders' Deficiency

Statements of Operations

Statements of Cash Flows

Notes to Financial Statements

                  [MOORE STEPHENS ELLIS FOSTER LTD. LETTERHEAD]



REPORT OF INDEPENDENT ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS

MOSHPIT ENTERTAINMENT INC.
(A development stage company)
(FORMERLY BIGMOUSE INFORMATION SYSTEMS INC.)


We have audited the balance sheets of MOSHPIT ENTERTAINMENT INC. ("the Company") (a development stage company) as at September 30, 2000 and December 31, 1999 and the related statements of stockholders' deficiency, operations and cash flows for the periods ended September 30, 2000, December 31, 1999 and the cumulative period from October 1, 1999 to September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2000 and December 31, 1999 and the results of its operations and cash flows for the periods ended September 30, 2000, December 31, 1999 and the cumulative period from October 1, 1999 to September 30, 2000 in conformity with generally accepted accounting principles in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Vancouver, Canada                             "MOORE STEPHENS ELLIS FOSTER LTD."
December 12, 2000                                  Chartered Accountants

MOSHPIT ENTERTAINMENT INC.
(A development stage company)
(formerly Bigmouse Information Systems Inc.)

Balance Sheets
(EXPRESSED IN U.S. DOLLARS)
---------------------------------------------------------------------------------------------------------------------------


                                                                                          September 30             December 31
                                                                                                  2000                    1999
-------------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT
  Cash and cash equivalents                                                            $        12,967        $         55,765
  Deposit                                                                                        1,327                       -
  Refundable tax credits                                                                        11,182                   1,069
  Prepaid expenses                                                                              37,594                       -
  Due from a director, non-interest bearing                                                      2,654                       -
-------------------------------------------------------------------------------------------------------------------------------

TOTAL CURRENT ASSETS                                                                            65,724                  56,834

FIXED ASSETS (Note 3)                                                                          225,508                  10,095

SOFTWARE DEVELOPMENT COSTS (Note 4)                                                                100                     100
-------------------------------------------------------------------------------------------------------------------------------

TOTAL ASSETS                                                                           $       291,332        $         67,029
===============================================================================================================================

LIABILITIES

CURRENT
  Demand loans (Notes 5 and 6e)                                                        $       972,424        $        129,006
  Accounts payable and accrued liabilities                                                     240,087                   5,817
-------------------------------------------------------------------------------------------------------------------------------

TOTAL CURRENT LIABILITIES                                                                    1,212,511                 134,823
-------------------------------------------------------------------------------------------------------------------------------

CONTINUED OPERATIONS  (Note 1)

COMMITMENTS (Note 7)

CONTINGENCIES (Note 9)

STOCKHOLDERS' DEFICIENCY

SHARE CAPITAL
  Authorized:
          10,000 common shares without par value
  Issued and outstanding:
             100 common shares (December 31, 1999 - 100)                                             -                       -

ADDITIONAL PAID-IN CAPITAL                                                                          69                      69

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)                                                   21,829                  (1,398)

DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE                                              (943,077)                (66,465)
-------------------------------------------------------------------------------------------------------------------------------

TOTAL STOCKHOLDERS' (DEFICIENCY)                                                              (921,179)                (67,794)
-------------------------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIENCY)                                       $       291,332        $         67,029
===============================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

/s/ Stephen White                                    /s/ A.J. Morand
---------------------------                          ----------------------
Stephen White, Director                              A.J. Morand, Director

MOSHPIT ENTERTAINMENT INC.
(A development stage company)
(formerly Bigmouse Information Systems Inc.)

Statement of Stockholders' Deficiency
Nine-month Period Ended September 30, 2000
and year ended December 31, 1999
(EXPRESSED IN US DOLLARS)

---------------------------------------------------------------------------------------------------------------------------

                                                                                                          Accumulated
                                                                                    Compre-                     other          Total
                                                Common stock      Additional        hensive                   compre-         Stock-
                                             ------------------     paid-in         income        Deficit     hensive       holders'
                                              Shares     Amount     capital         (loss)    accumulated      income   (deficiency)
------------------------------------------------------------------------------------------------------------------------------------
Issued on June 1, 1999                           100     $    -      $   69     $        -      $       -     $     -     $      69

Other comprehensive income
   - foreign currency translation adjustment       -          -           -         (1,398)             -      (1,398)       (1,398)

Comprehensive income
   - net (loss) for the year                       -          -           -        (66,465)       (66,465)          -       (66,465)
------------------------------------------------------------------------------------------------------------------------------------

Comprehensive income (loss)                                                     $  (67,863)
                                                                              =============

BALANCE, December 31, 1999                       100          -          69                       (66,465)     (1,398)      (67,794)

Other comprehensive income
   - foreign currency translation adjustment       -          -           -         23,227              -      23,227        23,227

Comprehensive income
   - net (loss) for the period                     -          -           -       (876,612)      (876,612)          -      (876,612)
------------------------------------------------------------------------------------------------------------------------------------

Comprehensive income (loss)                                                     $ (853,385)
                                                                               =============

BALANCE, September 30, 2000                      100     $    -      $   69                     $(943,077)    $21,829     $(921,179)
============================================================================                   =====================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

MOSHPIT ENTERTAINMENT INC.
(A development stage company)
(formerly Bigmouse Information Systems Inc.)

Statements of Operations
(EXPRESSED IN U.S. DOLLARS)

---------------------------------------------------------------------------------------------------------------------------

                                                                Cumulative from                                October 1, 1999
                                                                October 1, 1999        January 1, 2000           (commencement
                                                                             to                     to       of operations) to
                                                                   September 30           September 30             December 31
                                                                           2000                   2000                    1999
-------------------------------------------------------------------------------------------------------------------------------
EXPENSES
  Accounting and audit                                         $         45,290        $        45,290        $              -
  Advertising and promotion                                              55,346                 50,364                   4,982
  Automobile                                                             19,684                 19,684                       -
  Bank charges and interest                                              31,219                 27,731                   3,488
  Depreciation of fixed assets                                            4,891                  4,866                      25
  Legal and other professional fees                                      77,697                 77,697                       -
  Office and miscellaneous                                               32,003                 32,003                       -
  Rent                                                                   15,930                 15,930                       -
  Salaries and benefits                                                 127,900                100,079                  27,821
  Software development costs (Note 4)                                   485,609                456,181                  29,428
  Telephone and bandwidth                                                10,490                  9,769                     721
  Training                                                                7,337                  7,337                       -
  Travel                                                                 12,680                 12,680                       -
  Foreign exchange loss                                                  17,001                 17,001                       -
-------------------------------------------------------------------------------------------------------------------------------

NET (LOSS) FOR THE PERIOD                                      $       (943,077)       $      (876,612)        $       (66,465)
===============================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

MOSHPIT ENTERTAINMENT INC.
(A development stage company)
(formerly Bigmouse Information Systems Inc.)

Statements of Cash Flows
(EXPRESSED IN U.S. DOLLARS)

---------------------------------------------------------------------------------------------------------------------------

                                                                         Cumulative
                                                                               from             January 1       October 1, 1999
                                                                    October 1, 1999                  2000         (commencement
                                                                                 to                    to      of operation) to
                                                                       September 30          September 30           December 31
                                                                               2000                  2000                  1999
--------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
  Net (loss) for the period                                       $       (943,077)      $      (876,612)       $       (66,465)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    - depreciation of fixed assets                                          30,239                28,509                  1,730
--------------------------------------------------------------------------------------------------------------------------------

                                                                          (912,838)             (848,103)               (64,735)
  Changes in assets and liabilities:
    - deposit                                                               (1,327)               (1,327)                     -
    - refundable tax credits                                               (11,182)              (10,113)                (1,069)
    - prepaid expenses                                                     (37,594)              (37,594)                     -
    - accounts payable and accrued liabilities                             240,087               234,270                  5,817
    - due from a director                                                   (2,654)               (2,654)                     -
--------------------------------------------------------------------------------------------------------------------------------

                                                                          (725,508)             (665,521)               (59,987)
--------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS (USED IN) INVESTING ACTIVITIES
  Capitalized software development costs                                      (100)                    -                   (100)
  Purchase of fixed assets                                                (261,096)             (249,480)               (11,616)
--------------------------------------------------------------------------------------------------------------------------------

                                                                          (261,196)             (249,480)               (11,716)
--------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Shares issued for cash                                                        69                     -                     69
  Proceeds from demand loans                                             1,030,897               878,778                152,119
--------------------------------------------------------------------------------------------------------------------------------

                                                                         1,030,966               878,778                152,188
--------------------------------------------------------------------------------------------------------------------------------

FOREIGN EXCHANGE GAIN (LOSS) ON CASH
  HELD IN FOREIGN CURRENCY                                                 (31,295)               (6,575)               (24,720)
--------------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                                          12,967               (42,798)                55,765

CASH AND CASH EQUIVALENTS,
  beginning of period                                                            -                55,765                      -
--------------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, end of period                          $         12,967       $        12,967       $         55,765
================================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

MOSHPIT ENTERTAINMENT INC.
(A development stage company)
(formerly Bigmouse Information Systems Inc.)

Notes to Financial Statements
September 30, 2000 and December 31, 1999
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

1.       NATURE AND CONTINUANCE OF OPERATIONS

         The Company was incorporated under the laws of British Columbia, Canada, under the name of Contact Communications Inc. on November 7, 1996. The Company changed its name to Bigmouse Information Systems Inc. on July 27, 1999 and to Moshpit Entertainment Inc. on March 31, 2000. The Company commenced operations on October 1, 1999. The Company is in the business of developing personal computer and console entertainment software designed to provide interactive online games, including an interactive game known as Urban Mercenary. Since commencement, the efforts of the Company have been devoted to the development of software to provide interactive online games. To date, the Company is considered to be in the development stage.

         These financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. The Company has suffered recurring losses from operations and has a net capital deficiency. The ability of the Company to continue as a going concern is dependent upon many factors, including the ability of the Company to obtain financing to fund working capital requirements, the degree of competition encountered by the Company, technology risks, government regulation and general economic conditions. The Management's plans in this regard are to raise equity financing as required and keep abreast of the multimedia technology. These financial statements do not include any adjustments that might result from this uncertainty.

2.       SIGNIFICANT ACCOUNTING POLICIES

         These financial statements are presented in accordance with accounting principles generally accepted in the United States.

         (a)      Accounting Estimates

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

         (b)      Cash Equivalents

                  Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased. As at September 30, 2000 and December 31, 1999, cash and cash equivalents consist of cash only.

MOSHPIT ENTERTAINMENT INC.
(A development stage company)
(formerly Bigmouse Information Systems Inc.)

Notes to Financial Statements
September 30, 2000 and December 31, 1999
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         (c)      Fixed Assets

                  Fixed assets are recorded at historical cost. Depreciation is charged to earnings in amounts sufficient to allocate the costs over their estimated useful lives, as follows:

                  Audio and visual equipment         20% declining-balance basis
                  Computer hardware                  30% declining-balance basis
                  Computer software                 100% declining-balance basis
                  Office furniture and equipment     20% declining-balance basis
                  Leasehold improvements             20% straight-line basis

         (d)      Software Development Costs

                  Software   development   costs  are  charged  to  expenses  as
                  incurred.


         (e)      Advertising and Promotion

                  The Company expenses advertising and promotion costs as incurred. Total advertising and promotion costs charged to expenses for the periods ended September 30, 2000 and December 31, 1999 amounted to $50,364 and $4,982 respectively.

         (f)      Foreign Currency Transactions

                  The Company maintains its accounting records in their functional currencies (i.e., Canadian dollars). Foreign currency transactions are translated into their functional currency in the following manner.

                  At the transaction date, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at that date. At the period end, monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

         (g)      Foreign Currency Translations

                  Assets and liabilities of the Company, whose functional currency is Canadian dollars, are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rate. Gain and losses from such translations are included in stockholders' equity, as a component of other comprehensive income.

MOSHPIT ENTERTAINMENT INC.
(A development stage company)
(formerly Bigmouse Information Systems Inc.)

Notes to Financial Statements
September 30, 2000 and December 31, 1999
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         (h)      Income Taxes

                  The Company has adopted SFAS No. 109, "Accounting for Income Taxes", which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The effect on deferred income tax assets and liabilities of a change in income tax rates is included in the period that includes the enactment date.

         (i)      Impairment

                  Certain long-term assets of the Company are reviewed when changes in circumstances require as to whether their carrying value has become impaired, pursuant to guidance established in Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value.

         (j)      Comprehensive Income

                  The Company adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders' Equity. Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners. SFAS NO. 130 did not change the current accounting treatments for components of comprehensive income.

         (k)      Financial Instruments and Concentration of Risks

                  Fair value of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

MOSHPIT ENTERTAINMENT INC.
(A development stage company)
(formerly Bigmouse Information Systems Inc.)

Notes to Financial Statements
September 30, 2000 and December 31, 1999
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         (k)      Financial Instruments and Concentration of Risks (continued)

                  The carrying value of cash and cash equivalents, refundable tax credits, amount due from a director, demand loans, accounts payable and accrued liabilities and amount due to a related party approximate their fair value because of the short-term maturity of these instruments.

                  The Company is operating in Canada, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between U.S. dollars and the Canadian dollars. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, the balances of which are stated on the balance sheet. The Company places its cash in high credit quality financial institutions. The Company does not require collateral or other security to support financial instruments subject to credit risk

         (l)      Accounting for Derivative Instruments and Hedging Activities

                  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and
                  Hedging Activities". SFAS No, 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

                  The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

         (m)      Reporting on Costs of Start-Up Activities

                  In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities", which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle.

                  The Company has adopted SOP 98-5 and charged all start-up costs incurred during the period to expenses.

MOSHPIT ENTERTAINMENT INC.
(A development stage company)
(formerly Bigmouse Information Systems Inc.)

Notes to Financial Statements
September 30, 2000 and December 31, 1999
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         (n)      Stock-Based Compensation

                  The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-based Compensation". SFAS No. 123 encourages, but does not require, companies to adopt a fair value based method for determining expense related to stock-based compensation. The Company accounts for stock-based compensation issued to employees and directors using the intrinsic value method as prescribed under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations.

3.       FIXED ASSETS

         -----------------------------------------------------------------------------------------------------------
                                                                               September 30, 2000
         -----------------------------------------------------------------------------------------------------------
                                                                                      Accumulated
                                                                         Cost        depreciation    Net book value
         -----------------------------------------------------------------------------------------------------------
         Audio and visual equipment                              $     22,310         $     1,673      $    20,637
         Computer hardware                                            182,625              23,087          159,538
         Computer software                                              3,266               1,225            2,041
         Office furniture and equipment                                 8,835                 701            8,134
         Leasehold improvements                                        38,009               2,851           35,158
         -----------------------------------------------------------------------------------------------------------

         Total                                                   $    255,045         $    29,537      $   225,508
         ===========================================================================================================

         -----------------------------------------------------------------------------------------------------------
                                                                                December 31, 1999
         -----------------------------------------------------------------------------------------------------------
                                                                                      Accumulated
                                                                         Cost        depreciation    Net book value
         -----------------------------------------------------------------------------------------------------------
         Computer hardware                                          $  11,603          $    1,740        $   9,863
         Office furniture and equipment                                   258                  26              232
         -----------------------------------------------------------------------------------------------------------
         Total                                                      $  11,861          $    1,766        $  10,095
         ===========================================================================================================

MOSHPIT ENTERTAINMENT INC.
(A development stage company)
(formerly Bigmouse Information Systems Inc.)

Notes to Financial Statements
September 30, 2000 and December 31, 1999
(EXPRESSED IN U.S. DOLLARS)

---------------------------------------------------------------------------------------------------------------------------

4.       SOFTWARE DEVELOPMENT COSTS


         -----------------------------------------------------------------------------------------------------------
                                                                                                    October 1, 1999
                                                                                                      (Commencement
                                                                       January 1, 2000             of Operation) to
                                                                       to September 30                  December 31
                                                                                  2000                         1999
         -----------------------------------------------------------------------------------------------------------
         Balance, beginning of period                                    $         100                $         -
         Salaries and benefits                                                 432,538                      27,823
         Depreciation on fixed assets                                           23,643                       1,705
         -----------------------------------------------------------------------------------------------------------
                                                                               456,281                      29,528
         Software development costs charged to expenses                       (456,181)                    (29,428)
         -----------------------------------------------------------------------------------------------------------
         Balance, end of period                                          $         100                $        100
         ===========================================================================================================


5.       DEMAND LOANS

         -----------------------------------------------------------------------------------------------------------
                                                                            September 30                December 31
                                                                                    2000                       1999
         -----------------------------------------------------------------------------------------------------------
         a)   Interest at the Bank of Montreal's prime lending
              rate of 7.5% plus 1.5% per annum and unsecured                $    797,424             $    129,006

         b)   Interest at the Hongkong Bank of Canada's prime
              lending rate of 7.5% plus 1% per annum and unsecured
                                                                                  75,000                        -

         c)   Non-interest bearing and unsecured                                 100,000                        -
         -----------------------------------------------------------------------------------------------------------

                                                                            $    972,424             $    129,006
         ===========================================================================================================

MOSHPIT ENTERTAINMENT INC.
(A development stage company)
(formerly Bigmouse Information Systems Inc.)

Notes to Financial Statements
September 30, 2000 and December 31, 1999
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

6.       RELATED PARTY TRANSACTIONS

         Related party transactions not disclosed elsewhere in the financial statements are as follows:

         (a) Accounts payable and accrued liabilities include the following amounts due to a director, an individual and a company controlled by an individual related to a director of the
                  Company:

                  --------------------------------------------------------------------------------------------------
                                                                            September 30                December 31
                                                                                    2000                       1999
                  --------------------------------------------------------------------------------------------------
                  Expense reimbursements                                    $        481               $     1,020
                  Accrued interests                                               25,761                     3,504
                  --------------------------------------------------------------------------------------------------
                                                                            $     26,242               $     4,524
                  ==================================================================================================

         (b) Accounting fees of $24,910 (1999 - $nil) were paid to a company controlled by individuals related to a director of the Company and were charged to expenses.

         (c) Promotion fees of $3,397 (1999 - $nil) were paid to an individual related to a director of the Company and were charged to expenses.

         (d) Interest expense of $22,655 (1999 - $3,432) were accrued to an individual and a company controlled by an individual related to a director of the Company and were charged to expenses.

         (e) Demand loans include $519,748 (1999 - $129,006) due to an individual and a company controlled by an individual related to a director of the Company. These demand loans bear interests at the Bank of Montreal's prime lending rate of 7.5% plus 1.5% per annum and unsecured (see Note 5a).

7.       COMMITMENTS

         The Company has entered into lease contracts for automobiles and computer equipment with minimum lease payments for the year ending December 31st, as follows:


                  2000                                    $   20,452
                  2001                                        81,808
                  2002                                        81,808
                  2003                                        71,956
                  2004                                        15,634
                  ---------------------------------------------------

                  Total                                   $  271,658
                  ===================================================

MOSHPIT ENTERTAINMENT INC.
(A development stage company)
(formerly Bigmouse Information Systems Inc.)

Notes to Financial Statements
September 30, 2000 and December 31, 1999
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

8.       INCOME TAXES

         The tax effect of temporary differences that give rise to the Company's deferred tax asset (liability) are as follows:

         -----------------------------------------------------------------------------------------------------------
                                                                                September 30            December 31
                                                                                        2000                   1999
         -----------------------------------------------------------------------------------------------------------
         Estimated tax loss carryforwards                                      $     164,300            $    14,200
         Less: valuation allowance                                                  (164,300)               (14,200)
         -----------------------------------------------------------------------------------------------------------

                                                                               $           -            $         -
         ===========================================================================================================

         A reconciliation of the federal statutory income tax to the Company's effective income tax rate is as follows:

         -----------------------------------------------------------------------------------------------------------
                                                                           September 30            December 31
                                                                                   2000                   1999
         -----------------------------------------------------------------------------------------------------------
         Federal statutory income tax rate                                       18%                    22%
         Change in valuation allowance                                          (18%)                  (22%)
         -----------------------------------------------------------------------------------------------------------
         Effective income tax rate                                                -                      -
         ===========================================================================================================

9.       CONTINGENCIES

         The Company has no insurance coverage on commercial and third party liabilities. The Management considers the occurrence of a loss or damage to property of the Company or loss resulting from injury to others or damage to property of others is remote and not determinable.

10.      ACQUISITION BY CYOP SYSTEMS INC.

         On August 31, 2000, the Company became a fully-owned subsidiary of CYOP Systems Inc., a company incorporated under the laws of Barbados.

CYOP SYSTEMS INC. AND SUBSIDIARY
(A development stage company)

Consolidated Financial Statements
(EXPRESSED IN U.S. DOLLARS)

September 30, 2000





INDEX
-----

Report of Independent Accountants

Consolidated Balance Sheets

Consolidated Statement of Stockholders' Deficiency

Consolidated Statements of Operations

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

                  [MOORE STEPHENS ELLIS FOSTER LTD. LETTERHEAD]



REPORT OF INDEPENDENT ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS

CYOP SYSTEMS INC. and Subsidiary
(A development stage company)

We have audited the consolidated balance sheets of CYOP Systems Inc. and subsidiary ("the Company") (a development stage company) as at September 30, 2000, the related consolidated statement of stockholders' deficiency for the period from June 20, 2000 (inception) to September 30, 2000 and the consolidated statements of operations and cash flows for the period from October 1, 1999 (commencement) to September 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2000 and the results of its operations and cash flows for the period from October 1, 1999 (commencement) to September 30, 2000 in conformity with generally accepted accounting principles in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Vancouver, Canada                             "MOORE STEPHENS ELLIS FOSTER LTD."
December 12, 2000                                   Chartered Accountants

CYOP SYSTEMS INC. AND SUBSIDIARY
(A development stage company)

Consolidated Balance Sheet
September 30, 2000
(EXPRESSED IN U.S. DOLLARS)

---------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT
  Cash and cash equivalents                                                                                 $          12,967
  Deposit                                                                                                               1,327
  Refundable tax credits and other receivable                                                                          12,982
  Prepaid expenses                                                                                                     37,594
  Due from a related party, non-interest bearing                                                                        2,654
------------------------------------------------------------------------------------------------------------------------------

TOTAL CURRENT ASSETS                                                                                                   67,524

FIXED ASSETS (Note 3)                                                                                                 225,508

SOFTWARE DEVELOPMENT COSTS                                                                                                100
------------------------------------------------------------------------------------------------------------------------------

TOTAL ASSETS                                                                                                $         293,132
==============================================================================================================================

LIABILITIES

CURRENT
  Demand loans (Note 6 and 7e)                                                                              $         972,424
  Accounts payable and accrued liabilities (Note 7a)                                                                  240,155
------------------------------------------------------------------------------------------------------------------------------

TOTAL CURRENT LIABILITIES                                                                                           1,212,579
------------------------------------------------------------------------------------------------------------------------------

CONTINUED OPERATIONS  (Note 1)

COMMITMENTS (Note 8)

CONTINGENCIES (Note 11)

STOCKHOLDERS' (DEFICIENCY)

SHARE CAPITAL
  Authorized: unlimited common shares without par value
  Issued and outstanding:  18,000,000 common shares                                                                         -

ADDITIONAL PAID-IN CAPITAL                                                                                              1,801

ACCUMULATED OTHER COMPREHENSIVE INCOME                                                                                 21,829

DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE                                                                     (943,077)
------------------------------------------------------------------------------------------------------------------------------

TOTAL STOCKHOLDERS' (DEFICIENCY)                                                                                     (919,447)
------------------------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIENCY)                                                            $         293,132
==============================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


/s/ Ian Gordon Philip, Director               /s/ Drayton Jonah Carter, Director
--------------------------------              ----------------------------------
Ian Gordon Philip                             Drayton Jonah Carter

CYOP SYSTEMS INC. AND SUBSIDIARY
(A development stage company)

Consolidated Statement of Stockholders' Deficiency
For the period from June 20, 2000 (inception) to September 30, 2000 (EXPRESSED IN US DOLLARS)

---------------------------------------------------------------------------------------------------------------------------
                                                                                                           Accumulated
                                                                                     Compre-                     other         Total
                                                Common stock         Additional      hensive                   compre-        Stock-
                                           ------------------------     paid-in       income       Deficit     hensive      holders'
                                               Shares      Amount       capital       (loss)   accumulated      income  (deficiency)
------------------------------------------------------------------------------------------------------------------------------------
RECAPITALIZATION AS A RESULT OF MERGER

Issuance of common stock on
  July 17, 2000                            18,000,000     $     -     $   1,800   $        -     $       -    $     -    $   1,800

Recapitalization adjustment                                              (1,731)                                            (1,731)

Reverse acquisition of Moshpit on
  August 31, 2000 (Note 5)                          -                     1,732                                              1,732
------------------------------------------------------------------------------------------------------------------------------------

BALANCE, August 31, 2000                   18,000,000           -         1,801            -             -          -        1,801

Other comprehensive income
 - foreign currency translation adjustment          -           -             -       21,829             -     21,829       21,829

Comprehensive income
 - net (loss) for the period                        -           -             -     (943,077)     (943,077)         -     (943,077)
------------------------------------------------------------------------------------------------------------------------------------

Comprehensive income (loss)                                                       $ (921,248)
                                                                                  ==========


BALANCE, September 30, 2000                18,000,000     $     -     $   1,801                  $(943,077)   $21,829    $(919,447)
================================================================================                 ===================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CYOP SYSTEMS INC. AND SUBSIDIARY
(A development stage company)

Consolidated Statement of Operations
(EXPRESSED IN U.S. DOLLARS)

---------------------------------------------------------------------------------------------------------------------------
                                                                                                           October 1, 1999
                                                                                                             (commencement)
                                                                                                            to September 30
                                                                                                                       2000
----------------------------------------------------------------------------------------------------------------------------
EXPENSES
  Accounting and audit                                                                                     $         45,290
  Advertising and promotion                                                                                          55,346
  Automobile                                                                                                         19,684
  Bank charges and interest                                                                                          31,219
  Depreciation of fixed assets                                                                                        4,891
  Legal and other professional fees                                                                                  77,697
  Office and miscellaneous                                                                                           32,003
  Rent                                                                                                               15,930
  Salaries and benefits                                                                                             127,900
  Software development costs (Note 4)                                                                               485,609
  Telephone and bandwidth                                                                                            10,490
  Training                                                                                                            7,337
  Travel                                                                                                             12,680
  Foreign exchange loss                                                                                              17,001
----------------------------------------------------------------------------------------------------------------------------

NET (LOSS) FOR THE PERIOD                                                                                  $       (943,077)
============================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CYOP SYSTEMS INC. AND SUBSIDIARY
(A development stage company)

Consolidated Statements of Cash Flows
(EXPRESSED IN U.S. DOLLARS)

---------------------------------------------------------------------------------------------------------------------------
                                                                                                         October 1, 1999
                                                                                                           (commencement)
                                                                                                          to September 30
                                                                                                                     2000
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
  Net (loss) for the period                                                                              $      (943,077)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    - depreciation of fixed assets                                                                                30,239
--------------------------------------------------------------------------------------------------------------------------
                                                                                                                (912,838)
  Changes in assets and liabilities: (net of effects
   of acquisition of subsidiary)
    - deposit                                                                                                     (1,327)
    - refundable tax credits and other receivables                                                               (12,982)
    - prepaid expenses                                                                                           (37,594)
    - due from a related party                                                                                    (2,654)
    - accounts payable and accrued liabilities                                                                   240,155
--------------------------------------------------------------------------------------------------------------------------

                                                                                                                (727,240)
--------------------------------------------------------------------------------------------------------------------------

CASH FLOWS USED IN INVESTING ACTIVITIES
  Capitalized software development costs                                                                            (100)
  Purchase of fixed  assets                                                                                     (261,096)
--------------------------------------------------------------------------------------------------------------------------

                                                                                                                (261,196)
--------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Shares issued for cash                                                                                              69
  Increase in demand loan                                                                                      1,032,629
--------------------------------------------------------------------------------------------------------------------------

                                                                                                               1,032,698
--------------------------------------------------------------------------------------------------------------------------

FOREIGN EXCHANGE (LOSS) ON CASH
  HELD IN FOREIGN CURRENCY                                                                                       (31,295)
--------------------------------------------------------------------------------------------------------------------------

INCREASE IN CASH AND CASH EQUIVALENTS                                                                             12,967

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                                                         -
--------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                                                 $        12,967
==========================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CYOP SYSTEMS INC. AND SUBSIDIARY
(A development stage company)

Notes to Consolidated Financial Statements
September 30, 2000
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

1.       NATURE AND CONTINUANCE OF OPERATIONS

         The Company was incorporated under the laws of Barbados on June 20, 2000. The Company is in the business of developing and providing multimedia transactional technology solutions and services on internet for the entertainment industry. On August 31, 2000 the Company acquired 100% of the issued and outstanding shares of Moshpit Entertainment Inc., Canada ("Moshpit"). This transaction is accounted for as a reverse acquisition recapitalization (see Note 5). Since inception, the efforts of the Company have been devoted to developing and providing multimedia transactional technology solutions and services on internet for the entertainment industry. To date, the Company is considered to be in the development stage.

         Moshpit was incorporated under the law of British Columbia, Canada, on November 7, 1996. Moshpit commenced operations on October 1, 1999 in the business of developing personal computer and console entertainment software designed to provide interactive online games. Moshpit is considered to be in the development stage.

         These consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. The Company has suffered recurring losses from operations and has a net capital deficiency. The ability of the Company to continue as a going concern is dependent upon many factors, including the ability of the Company to obtain financing to fund working capital requirements, the degree of competition encountered by the Company, technology risks, government regulation and general economic conditions. The Management's plans in this regard are to raise equity financing as required and keep abreast of the multimedia technology. These consolidated financial statements do not include any adjustments that might result from this uncertainty.

2.       SIGNIFICANT ACCOUNTING POLICIES

         (a)      Basis of Consolidation

                  These consolidated financial statements, prepared in accordance with accounting principles generally accepted in the United States, include the accounts of the Company and its wholly-owned subsidiary Moshpit.

                  The consolidated balance sheet, as at September 30, 2000 includes the assets and liabilities of the Company and
                  Moshpit. The consolidated statement of operations for the period from August 31, 2000 to September 30, 2000 include the operating results of the Company for the period and those of Moshpit from October 1, 1999 to September 30, 2000. Significant inter-company accounts and transactions have been eliminated.

CYOP SYSTEMS INC. AND SUBSIDIARY
(A development stage company)

Notes to Consolidated Financial Statements
September 30, 2000
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         (b)      Accounting Estimates

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

         (c)      Cash Equivalents

                  Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased. As at September 30, 2000 and December 31, 1999, cash and cash equivalents consist of cash only.

         (d)      Fixed Assets

                  Fixed assets are recorded at historical cost. Depreciation is charged to earnings in amounts sufficient to allocate the costs over their estimated useful lives, as follows:

                   Audio and visual equipment       20% declining-balance basis
                   Computer hardware                30% declining-balance basis
                   Computer software               100% declining-balance basis
                   Office furniture and equipment   20% declining-balance basis
                   Leasehold improvements           20% straight-line basis

         (e)      Software Development Costs

                  Software   development   costs  are  charged  to  expenses  as
                  incurred.

         (f)      Advertising and Promotion

                  The Company expenses advertising and promotion costs as incurred. Total advertising and promotion costs charged to expenses for the periods ended September 30, 2000 amounted to $55,346.

CYOP SYSTEMS INC. AND SUBSIDIARY
(A development stage company)

Notes to Consolidated Financial Statements
September 30, 2000
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         (g)      Foreign Currency Transactions

                  The Company and Moshpit maintains its accounting records in their functional currencies (i.e., US dollars and Canadian dollars respectively). Foreign currency transactions are translated into their functional currency in the following manner.

                  At the transaction date, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at that date. At the period end, monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

         (h)      Foreign Currency Translations

                  Assets and liabilities of Moshpit, whose functional currency is Canadian dollars, are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rate. Gain and losses from such translations are included in stockholders' equity, as a component of other comprehensive income.

         (i)      Income Taxes

                  The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The effect on deferred income tax assets and liabilities of a change in income tax rates is included in the period that includes the enactment date.

         (j)      Impairment

                  Certain long-term assets of the Company are reviewed when changes in circumstances require as to whether their carrying value has become impaired, pursuant to guidance established in Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value.

CYOP SYSTEMS INC. AND SUBSIDIARY
(A development stage company)

Notes to Consolidated Financial Statements
September 30, 2000
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         (k)      Comprehensive Income

                  The Company adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its consolidated Statement of Stockholders' Equity. Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners. SFAS NO. 130 did not change the current accounting treatments for components of comprehensive income.

         (l)      Financial Instruments and Concentration of Risks

                  Fair value of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

                  The carrying value of cash and cash equivalents, refundable tax credits and other receivables, amount due from a director, demand loans, accounts payable and accrued liabilities and amount due to a related party approximate their fair value because of the short-term maturity of these instruments.

                  Moshpit is operating in Canada, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between U.S. dollars and the Canadian dollars. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, the balances of which are stated on the balance sheet. The Company places its cash in high credit quality financial institutions. The Company does not require collateral or other security to support financial instruments subject to credit risk.

         (m)      Reporting on Costs of Start-Up Activities

                  In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities", which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principles.

                  The Company has adopted SOP 98-5 and charged all start-up costs incurred during the period to expenses.

CYOP SYSTEMS INC. AND SUBSIDIARY
(A development stage company)

Notes to Consolidated Financial Statements
September 30, 2000
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         (n)      Accounting for Derivative Instruments and Hedging Activities

                  On June 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and
                  Hedging Activities". SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

                  The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

         (o)      Stock-based Compensation

                  The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-based Compensation". SFAS 123 encourages, but does not require, companies to adopt a fair value based method for determining expense related to stock-based compensation. The Company accounts for stock-based compensation issued to employees and directors using the intrinsic value method as prescribed under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations.

3.       FIXED ASSETS

         -----------------------------------------------------------------------------------------------------------
                                                                                  Accumulated              Net book
                                                                  Cost           depreciation                 value
         -----------------------------------------------------------------------------------------------------------
         Audio and visual equipment                       $     22,310          $     1,673            $     20,637
         Computer hardware                                     182,625               23,087                 159,538
         Computer software                                       3,266                1,225                   2,041
         Office furniture and equipment                          8,835                  701                   8,134
         Leasehold improvements                                 38,009                2,851                  35,158
         -----------------------------------------------------------------------------------------------------------

         Total                                            $   255,045           $    29,537            $    225,508
         ===========================================================================================================

         Depreciation expenses was $30,239 for the period ended September 30, 2000.

CYOP SYSTEMS INC. AND SUBSIDIARY
(A development stage company)

Notes to Consolidated Financial Statements
September 30, 2000
(EXPRESSED IN U.S. DOLLARS)

---------------------------------------------------------------------------------------------------------------------------

4.       SOFTWARE DEVELOPMENT COSTS


         -----------------------------------------------------------------------------------------------------------
                                                                                                    October 1, 1999
                                                                                                      (commencement
                                                                                                     of operations)
                                                                                                    to September 30
                                                                                                               2000
         -----------------------------------------------------------------------------------------------------------
         Balance, beginning of period                                                              $              -
         Salaries and benefits                                                                              460,361
         Depreciation on fixed assets                                                                        25,348
         -----------------------------------------------------------------------------------------------------------
                                                                                                            485,709
         Software development costs charged to expenses                                                    (485,609)
         -----------------------------------------------------------------------------------------------------------

         Balance, end of period                                                                     $           100
         ===========================================================================================================

5.       ACQUISITION OF MOSHPIT ENTERTAINMENT INC.

         On August  31,  2000,  the  Company  acquired  100% of the  issued  and outstanding common shares of Moshpit. As the Company was a non-operating shell company, the transaction resulted in the management of Moshpit having effective operating control of the combined company, with the shareholders of the Company continuing only as passive investors. Accounting principles applicable to reverse acquisition recapitalization have been applied to record this transaction. Under this basis of accounting, Moshpit has been identified as the acquirer and, accordingly, the combined company is considered to be a continuation of the operations of Moshpit with the net assets of the Company deemed to have been acquired by Moshpit.

         The net assets of the Company acquired by Moshpit are summarized as follows:

         -----------------------------------------------------------------------------------------------------------
         Current assets                                                                                  $    1,800
         Current liabilities                                                                                    (68)
         -----------------------------------------------------------------------------------------------------------

         Net assets acquired                                                                             $    1,732
         ===========================================================================================================

CYOP SYSTEMS INC. AND SUBSIDIARY
(A development stage company)

Notes to Consolidated Financial Statements
September 30, 2000
(EXPRESSED IN U.S. DOLLARS)

---------------------------------------------------------------------------------------------------------------------------

6.       DEMAND LOANS


         -----------------------------------------------------------------------------------------------------------
         a)   Interest at the Bank of Montreal's prime lending rate of 7.5% plus 1.5% per
              annum and unsecured                                                                     $     797,424

         b)   Interest at the Hongkong Bank of Canada's prime lending rate of 7.5% plus 1%
              per annum and unsecured                                                                        75,000

         c)   Non-interest bearing and unsecured                                                            100,000
         -----------------------------------------------------------------------------------------------------------

                                                                                                      $     972,424
         ===========================================================================================================

7.       RELATED PARTY TRANSACTIONS

         Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

         (a) Accounts payable and accrued liabilities include the following amounts due to a director of Moshpit and shareholders of the
                  Company:

                  --------------------------------------------------------------------------------------------------
                  Expense reimbursements                                                               $        481
                  Accrued interests                                                                          25,761
                  --------------------------------------------------------------------------------------------------

                                                                                                       $     26,242
                  ==================================================================================================

         (b) Accounting fees of $24,910 were paid to a company controlled by individuals related to a director of Moshpit and were charged to expenses.

         (c) Promotion fees of $3,397 were paid to an individual a shareholder of the Company and were charged to expenses.

         (d) Interest expenses of $26,087 were accrued to shareholders of the Company and were charged to expenses.

         (e) Demand loans include $519,748 due to shareholders of the Company. These demand loans bear interests at the Bank of Montreal's prime lending rate of 7.5% plus 1.5% per annum and are unsecured (see Note 6a).

CYOP SYSTEMS INC. AND SUBSIDIARY
(A development stage company)

Notes to Consolidated Financial Statements
September 30, 2000
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

8.       COMMITMENTS

         Moshpit has entered into lease contracts for automobiles and computer equipment with minimum lease payments for the year ending December 31st, as follows:

                ---------------------------------------------------------

                2000                                         $    20,452
                2001                                              81,808
                2002                                              81,808
                2003                                              71,956
                2004                                              15,634
                ---------------------------------------------------------

                Total                                        $   271,658
                =========================================================

9.       INCOME TAXES

         The tax effect of temporary differences that give rise to the Company's deferred tax assets (liabilities) are as follows:

                ----------------------------------------------------------------

                Estimated tax loss carryforwards                  $     164,300
                Less: valuation allowance                              (164,300)
                ----------------------------------------------------------------

                                                                  $           -
                ================================================================

         A reconciliation of the statutory income tax to the Company's effective income tax rate is as follows:

                ----------------------------------------------------------------

                Statutory income tax rate                                 18%
                Change in valuation allowance                            (18%)
                ----------------------------------------------------------------

                Effective income tax rate                                  -
                ================================================================

10.      SEGMENTED INFORMATION

         (a)      Industry Information

                  The Company operates in one reportable operating segment, being in the developing and providing multimedia transactional technology solutions and services on internet for the entertainment industry.

         (b)      Geographic Information

                  All the Company's operations and fixed assets are located in Canada.

CYOP SYSTEMS INC. AND SUBSIDIARY
(A development stage company)

Notes to Consolidated Financial Statements
September 30, 2000
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

11.      CONTINGENCIES

         The Company has no insurance coverage on commercial and third party liabilities. The Management considers the occurrence of a loss or damage to property of the Company or loss resulting from injury to others or damage to property of others is remote and not determinable.

12.      SUBSEQUENT EVENT

         Subsequent to the period end, the Company became a fully owned subsidiary of CYOP Systems International Incorporated, Nevada (formerly Triple 8 Development Corporation). In consideration of 9,000,000 common shares with a par value of $0.0001 each, CYOP Systems International Incorporated, Nevada acquired 100% of the issued and outstanding common shares of the Company.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS.

The following exhibits are filed with this Form 10-SB:

ASSIGNED
NUMBER           DESCRIPTION
------           -----------

3.1              Articles of Incorporation
3.2              By-Laws
10               Share Purchase Agreement
21               Subsidiaries of Registrant
27               Financial Data Schedule


                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  CYOP SYSTEMS
                                                  INTERNATIONAL INCORPORATED
                                                  --------------------------
                                                  (Registrant)

Date:    February 12, 2001                   By:  /s/ Keith Ebert
                                                  Keith Ebert, C.E.O., C.F.O.,
                                                  Secretary and Director